UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Acquisition of Rent Buddy UK Limited

On April 24, 2026, Australian Oilseeds Holdings Limited (the “Company”) entered into a share purchase agreement (the “SPA”) with Hailing Fan (the “Seller”), pursuant to which the Company will purchase 51% of the outstanding shares of RENTBUDDYUK LIMITED, a company incorporated under the laws of the United Kingdom, from the Seller. RENTBUDDYUK LIMITED is a company that specializes in rent guarantee and rental management solutions designed to provide landlords with stable and predictable rental income.

The total purchase price for the shares of RENTBUDDYUK LIMITED is US$$5,326,840, which shall be payable by the Company to the Seller in three tranches: (i) US$918,000, upon execution of the SPA; (ii) US$3,672,000, at the Closing of the transaction; and (iii) US$ 736,840, six months after the Closing of the transaction. The transaction is expected to close by the end of May 2026.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Australian Oilseeds Holdings Ltd

Date: April 30, 2026	By:	/s/ Saw Khoon Ming
	Name:	Saw Khoon Ming
	Title:	Co-Chief Executive Officer

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